Suite 412, Tower A

Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

March 19, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	X3 Holdings Co., Ltd.

Registration Statement on Form F-3, as amended (File No. 333-279954)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), X3 Holdings Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 P.M. Eastern Standard Time on March 21, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request as set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with the Act. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Han Kun Law Offices LLP.

In making this acceleration request, the Company hereby acknowledges the following:

●	should the U.S. Securities and Exchange Commission (“SEC”) or the staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff’s comments and the declaration of effectiveness as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request and to provide notice of effectiveness, please contact Mr. Kelvin Chan at kelvinchan@x3holdings.com, or by telephone at +86 132-2977-6627.

[Signature page follows]

Very truly yours,

X3 Holdings Co., Ltd.

By:	/s/ Stewart Lor
Name:	Stewart Lor
Title:	Chief Executive Officer, President and Chairman of the Board
(Principal Executive Officer)

[Signature Page to Acceleration Request]